恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED

RECEIVED
2007 JAN -3 A 7:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref.: HASE/TL/HL/04871

14th December, 2006

07020161

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

SUPPL

Dear Sirs,

We enclose for your information a copy of the Company's announcement dated 13th December, 2006 in respect of the passing away of The Hon. Lo Tak Shing, a director of the Company and Mr. Vincent Liang ceasing to be his alternate, which is advertised in newspapers in Hong Kong today.

Yours faithfully,

Timon Liu
Company Secretary

PROCESSED
JAN 09 2007
THOMSON FINANCIAL

Encl.

TL/pm

香港中環金融街八號國際金融中心二期七十一至七十六樓
71-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
電話 Tel: (852) 2908 8888 • 傳真 Fax: (852) 2908 8838 • 網址 Website: www.hld.com

HENDERSON LAND DEVELOPMENT COMPANY LIMITED
Incorporated in Hong Kong with limited liability
(Stock Code: 12)

THE PASSING AWAY OF A DIRECTOR

The Board of the Company is deeply saddened by the passing away of The Hon. Lo Tak Shing *GBM, JP*, vice chairman and non-executive director of the Company, on 11 December 2006.

Mr. Vincent Liang ceased to be the alternate director to The Hon. Lo on 11 December 2006.

The board of directors (the "Board") of Henderson Land Development Company Limited (the "Company") is deeply saddened by the passing away of The Hon. Lo Tak Shing *GBM, JP*, vice chairman and non-executive director of the Company, on 11 December 2006.

The Hon. Lo was appointed to the Board in 1981 and had given invaluable contributions to the Company. The Board wishes to express its deepest condolences to The Hon. Lo's family.

Accordingly, Mr. Vincent Liang ceased to be the alternate director to The Hon. Lo on 11 December 2006. The Board would like to express its gratitude to Mr. Liang for his contributions to the Company.

By Order of the Board
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 13 December 2006

As at the date of this announcement, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, John Yip Ying Chee, Alexander Au Siu Kee, Suen Kwok Lam, Lee King Yue, Fung Lee Woon King, Eddie Lau Yum Chuen, Li Ning and Patrick Kwok Ping Ho; (2) non-executive directors: Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Lee Tat Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.